February 24, 2015

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Attn: Christina Chalk, Senior Special Counsel

Re:	Brookfield Residential Properties Inc. Schedule 13E-3 filed January 13, 2015 Filed by Brookfield Asset Management Inc., et al. File No. 5-86175

Dear Ms. Chalk:

On behalf of our client, Brookfield Residential Properties Inc. (“Brookfield Residential”), as well as on behalf of Brookfield Asset Management Inc. (“Brookfield Asset Management”) and 1927726 Ontario Inc. (the “Purchaser” and, together with Brookfield Residential and Brookfield Asset Management, the “Filing Persons”), we have set forth below their response to the oral comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received during telephone conversations on February 20, 2015, between you, the undersigned of Cleary Gottlieb Steen & Hamilton LLP (U.S. counsel for Brookfield Residential) and Mile Kurta and Karrin Powys-Lybbe of Torys LLP (U.S. and Canadian counsel for Brookfield Asset Management and the Purchaser), relating to the Rule 13e-3 transaction statement on Schedule 13E-3, initially filed by the Filing Persons on January 13, 2015 (together with the exhibits thereto, the “Schedule 13E-3”) and the Filing Persons’ response to the Staff’s prior comment 7.  For ease of reference, a summary of the Staff’s principal comment is set forth in full in this letter in italics with the response immediately following.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13E-3.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 24, 2015

SEC Comment

Please explain why Partners Value Fund Inc. should not be considered a filing person for purposes of Schedule 13E-3.

Response

The Filing Persons respectfully advise the Staff that Partners Value Fund Inc. (“Partners Value Fund”) should not be considered a filing person for purposes of Schedule 13E-3.  As discussed with the Staff, this approach was similarly taken by Brookfield Asset Management and Brookfield Property Partners L.P. in their Schedule 13E-3 initially filed with the Commission on December 23, 2013 in connection with the acquisition of Brookfield Office Properties Inc. (File No. 5-59615).

Brookfield Asset Management is an established entity with substantive operations, is listed on the New York Stock Exchange and the Toronto Stock Exchange, and has a majority of independent directors (in accordance with the standards called for by such exchanges and the Commission).  Brookfield Asset Management alone determined whether, when and on what terms it would make an offer to acquire Brookfield Residential; therefore, it is not necessary to go further up the chain of Brookfield Asset Management’s ownership to include Partners Value Fund as a filing person.

In particular, the Filing Persons note that (i) Partners Value Fund played no role in initiating, structuring or negotiating the transaction; (ii) Partners Value Fund was not consulted by, and has not acted together with, Brookfield Asset Management in connection with the transaction; (iii) Partners Value Fund owns approximately 9% of the Class A limited voting shares of Brookfield Asset Management and therefore does not control, nor did it form, Brookfield Asset Management; (iv) Partners Value Fund has not provided any financing for the transaction; and (v) upon consummation of the transaction, Partners Value Fund would not beneficially own the shares or assets of Brookfield Residential.

Finally, no material information would be conveyed to shareholders of Brookfield Residential if Partners Value Fund were deemed to be a filing person.  Schedule 13E-3 requires disclosure of, among other things, the purpose of the filing person engaging in the transaction, the filing person’s view as to procedural and substantive fairness of the transaction, and opinions and reports received by the filing persons and related to the transaction.  As discussed above, Partners Value Fund played no role in, and did not evaluate, the transaction, and, therefore, including Partners Value Fund as a filing person would not provide any information that would be material to the shareholders of Brookfield Residential in connection with their evaluation of the transaction.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

February 24, 2015

The Filing Persons have each authorized us to acknowledge on its behalf that (1) such Filing Person is responsible for the adequacy and accuracy of the disclosure provided by such Filing Person in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) no Filing Person may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please feel free to contact me at +1 (212) 225-2112 or Neil Q. Whoriskey at +1 (212) 225-2990.

Sincerely,

/s/ Jennifer C. Bender, Esq.

cc:	Neil Q. Whoriskey, Esq. (Cleary Gottlieb Steen & Hamilton LLP)
Mile Kurta, Esq. (Torys LLP)
Karrin Powys-Lybbe, Esq. (Torys LLP)